                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


(CHECK ONE):
[]Form 10-K    []Form 20-F    []Form 11-K    [X]Form 10-Q     []Form N-SAR

       For Period Ended:     September 30, 2000
                             -------------------------
           []Transition Report on Form 10-K
           []Transition Report on Form 20-F
           []Transition Report on Form 11-K
           []Transition Report on Form 10-Q
           []Transition Report on Form N-SAR
       For the Transition Period Ended:
                                            ----------------

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          READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
          TYPE.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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eRoomSystem Technologies, Inc.
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Full Name of Registrant

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Former Name if Applicable
3770 Howard Hughes Parkway, Suite 175
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Address of Principal Executive Office (STREET AND NUMBER)
Las Vagas, Nevada 89109
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

     [] (c) The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.
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PART III - NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (ATTACH EXTRA SHEETS IF NEEDED)

     The registrant was unable to incorporate certain information and developments as they relate to the registrant in its Quarterly Report on Form 10-QSB prior to the prescribed filing date without unreasonable effort and expense.

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PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification.

      Steven L. Sunyich                  800                    316-3070
   ------------------------        -----------------       ------------------
           (Name)                     (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                 [X]Yes       []No

      ------------------    ------------------   -----------------    ---------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [X]Yes       []No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Please see attached.

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                         eRoomSystem Technologies, Inc.
         --------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 14, 2000                 By /s/ Steven L. Sunyich
      --------------------------       ----------------------------------------
                                           Steven L. Sunyich, Chairman and Chief
                                           Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either RULE 201 or RULE 202 of Regulation S-T (Section .232.201 or Section .232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section .232.13(b) of this Chapter).

PART IV - OTHER INFORMATION

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       [X]Yes   []No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               The registrant has attached hereto a discussion of its results of operations and its liquidity and capital resources.

     RESULTS OF OPERATIONS

     COMPARISON OF THREE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000

          REVENUES

          Product Sales -- Revenues from product sales were $32,374 in the three months ended September 30, 1999 compared to $346,501 in the three months ended September 30, 2000, representing an increase of $314,127. The increase in revenues from product sales was due to increased orders and the fulfillment of orders that we were previously unable to install due to our pre-initial public offering cash constraints.

          Revenue Sharing Arrangements -- Our revenue from revenue sharing arrangements was $110,587 for the three months ended September 30, 1999 and $92,521 for the three months ended September 30, 2000, representing a decrease of $18,066, or 16%. The decrease in revenue from revenue sharing arrangements was due primarily to the transfer of Refreshment Centers to RSi BRE, Inc., an unconsolidated, wholly owned subsidiary. Because RSi BRE is not consolidated, the related revenues are not included in our financial statements. Rather, we record our equity in RSi BRE's income for each respective period. The revenue sharing revenue for these units was recognized as revenue sharing income during the three months ended September 30, 1999, and accordingly was not recognized for the three months ended September 30, 2000.

          Maintenance Fee Revenues -- Our maintenance fee revenues were $60,288 for the three months ended September 30, 1999 and $21,543 for the three months ended September 30, 2000, representing a decrease of $38,745, or 64%, from the three months ended September 30, 1999 to the three months ended September 30, 2000. The decrease was due primarily to the expiration of maintenance contracts representing 753 units and the transfer of Refreshment Centers to RSi BRE. Because RSi BRE is not consolidated, the related revenues are not included in our financial statements. Rather, we record our equity in RSi BRE's income for each respective period.

          COST OF REVENUE


          Cost of Product Sales Revenue -- Our cost of product sales revenue for the three months ended September 30, 1999 was $26,479 compared to $202,835 for the three months ended September 30, 2000, an increase of $176,356, or 66%. The increase was due to the sale of 280 Refreshment Centers during the three months ended September 30, 2000. The gross margin percentage on revenue from product sales revenue was 18% in the three months ended September 30, 1999 and 41% in the three months ended September 30, 2000. The increase in gross margin percentage on product sales revenue resulted from efficiencies obtained in increased production volume.

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          Cost of Revenue Sharing Revenue -- Our cost of revenue sharing revenue was $52,662 during the three months ended September 30, 1999 and $27,799 during the three months ended September 30, 2000, representing a decrease of $24,863, or 47%. The decrease in the cost of revenue sharing revenue was due to the transfer of Refreshment Centers to RSi BRE. The gross margin percentage on revenue sharing revenue was 52% in the three months ended September 30, 1999 and 70% in the three months ended September 30, 2000.
     The increase in gross margin percentage on revenue sharing revenue from the three months ended September 30, 1999 to the three months ended September 30, 2000 resulted from the transfer to RSi BRE of Refreshment Centers that had more extensive service requirements.

          Cost of Maintenance Revenue -- Our cost of maintenance revenue was $59,428 in the three months ended September 30, 1999 and $66,861 in the three months ended September 30, 2000 representing an increase of $7,433, or 13%. The gross margin percentage on maintenance revenues was 1% in the three months ended September 30, 1999 and (210%) in the three months ended September 30, 2000. The increase in our cost of maintenance revenue and the decrease in gross margin percentages from the three months ended September 30, 1999 to the three months ended September 30, 2000 was primarily due to the expense associated with the repair of a third party manufacturing defect, which expense may be recoverable.

          OPERATING EXPENSES

          Selling, General and Administrative -- Selling, general and administrative expenses, exclusive of non-cash compensation expense, were $487,909 in the three months ended September 30, 1999 and $901,183 in the three months ended September 30, 2000, representing an increase of $413,274, or 84%. Selling, general and administrative expenses represented 240% of our total revenues in the three months ended September 30, 1999 and 196% of our total revenues in the three months ended September 30, 2000. The increase in our selling, general and administrative expenses from the three months ended September 30, 1999 to the three months ended September 30, 2000 was primarily due to the increased payroll and advertising expense in anticipation of increased sales activities. In addition, we experienced an increase in legal and investor relations expenses in the three months ended September 30, 2000.

          Research and Development Expenses -- Research and development expenses were $69,314 in the three months ended September 30, 1999 and $83,544 in the three months ended September 30, 2000, representing an increase of $14,230, or 21%. Research and development expenses represented 34% of our total revenue in the three months ended September 30, 1999 and 18% of our total revenue in the three months ended September 30, 2000. The decrease in research and development expenses resulted from the reorganization of the research and development department in an effort to maximize the efficiency of its operation.

          Non-Cash Compensation Expense -- Non-cash compensation expense was $0 in the three months ended September 30, 1999 and $9,366 in the three months ended September 30, 2000. The non-cash compensation expense recorded in the nine months ended September 30, 2000 resulted from options and warrants issued.

          OTHER EXPENSE, NET

          Other expense was $304,465 in the three months ended September 30, 1999 and $891,906 in the three months ended September 30, 2000, representing a increase of $587,441, or 193%. The increase is due primarily to the increase in interest due to increased borrowings and the write-off of a stockholder receivable from $390,000 to $0. The stockholder receivable is currently a part of the bankruptcy estate of the stockholder.

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          LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS

          We incurred losses attributable to common stockholders of $879,969 and $5,180,910 during the three months ended September 30, 1999 and 2000, respectively. The $4,300,941 increase in the loss attributable to common stockholders was due primarily to decreased gross profit margin, increased selling, general and administrative expenses, increased interest expense, the write-off of a $390,000 stockholder receivable and increased dividends related to convertible preferred stock. We have continued to incur losses subsequent to September 30, 2000 and, as a result, have experienced an increase in accumulated deficit. We believe that we will continue to incur losses for a period of time.

     COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000

          REVENUES

          Product Sales -- Our revenue from product sales was $32,374 in revenues from product sales in the nine months ended September 30, 1999 compared to $2,012,788 in the nine months ended September 30, 2000, representing an increase of 1,980,414. The increase in revenues from product sales was due to increased orders and the fulfillment of orders that we were previously unable to install due to our pre-initial public offering cash constraints.

          Revenue Sharing Arrangements -- Our revenue from revenue sharing arrangements was $260,422 for the nine months ended September 30, 1999 and $155,156 for the nine months ended September 30, 2000, representing a decrease of $105,266, or 40%. The decrease in revenue from revenue sharing arrangements was due primarily to the transfer of Refreshment Centers to RSi BRE. Because RSi BRE is not consolidated, the related revenues are not included in our financial statements. Rather, we record our equity in RSi BRE's income for each respective period. The revenue sharing revenue for these units was recognized as revenue sharing income during the nine months ended September 30, 1999, and accordingly was not recognized for the nine months ended September 30, 2000.

          Maintenance Fee Revenues -- Our maintenance fee revenue was $222,303 for the nine months ended September 30, 1999 and $110,400 for the nine months ended September 30, 2000, representing a decrease of $111,903, or 50%, from the nine months ended September 30, 1999 to the nine months ended September 30, 2000. The decrease from the nine months ended September 30, 1999 to the nine months ended September 30, 2000 was due primarily to the expiration of maintenance contracts representing 753 units and the transfer of Refreshment Centers to RSi BRE. Because RSi BRE is not consolidated, the related revenues are not included in our financial statements. Rather, we record our equity in RSi BRE's income for each respective period.

          COST OF REVENUE

          Cost of Product Sales Revenue -- Our cost of product sales revenue during the nine months ended September 30, 1999 was $26,479 compared to $1,468,891 for the nine months ended September 30, 2000, an increase of $1,442,412. The increase was due to the sale of 1,624 Refreshment Centers and 907 eRoomSafes during the nine months ended September 30, 2000. The gross margin percentage on revenue from product sales revenue was 27% in the nine months ended September 30, 2000 compared to 18% for the nine months ended September 30, 1999. The increase in gross margin percentage on product sales revenue resulted from efficiencies obtained in increased production volume.

          Cost of Revenue Sharing Revenue -- Our cost of revenue sharing revenue was $143,245 during the nine months ended September 30, 1999 and $36,136 during the nine months ended September 30, 2000, representing a decrease of $107,109, or 75%. The decrease in the cost of revenue sharing revenue was due to the transfer of Refreshment Centers to RSi BRE. The gross margin percentage on revenue sharing revenue was 45% in the nine months ended September 30, 1999 and 77% in the nine months ended September 30, 2000. The increase in gross margin percentage on revenue sharing revenue from the nine months ended September 30, 1999 to the nine months ended September 30, 2000 resulted from the transfer to RSi BRE of Refreshment Centers that had more extensive service requirements.

          Cost of Maintenance Revenue -- Our cost of maintenance revenue was $95,590 in the nine months ended September 30, 1999 and $74,762 in the nine months ended September 30, 2000 representing a decrease of $20,808, or 22%. The gross margin percentage on maintenance revenues was 57% in the nine months ended September 30, 1999 and 32% in the nine months ended September 30, 2000. The decrease in our cost of maintenance revenue from the nine months ended September 30, 1999 to the nine months ended September 30, 2000 was mainly due to the expiration of contracts representing 1,058 units. The decrease in gross margin percentage from the nine months ended September 30, 1999 to the nine months ended September 30, 2000 was primarily due to the expense associated with the repair of a third party manufacturing defect that may be recoverable.

          OPERATING EXPENSES

          Selling, General and Administrative -- Selling, general and administrative expenses, exclusive of non-cash compensation expense, were $1,252,404 in the nine months ended September 30, 1999 and $2,066,595 in the nine months ended September 30, 2000, representing an increase of $814,181, or 65%. Selling, general and administrative expenses represented 243% of our total revenues in the nine months ended September 30, 1999 and 91% of our total revenues in the nine months ended September 30, 2000. The increase in selling, general and administrative expenses from the nine months ended September 30, 1999 to the nine months ended September 30, 2000 was primarily due to the increased payroll and advertising expense in anticipation of increased sales activities. In addition, the Company experienced an increase in legal and investor relations expenses in the nine months ended September 30, 2000.

          Research and Development Expenses -- Research and development expenses were $206,530 in the nine months ended September 30, 1999 and $187,932 in the nine months ended September 30, 2000, representing a decrease of $18,598, or 9%. Research and development expenses represented 40% of our total revenue in the nine months ended September 30, 1999 and 8% of our total revenue in the nine months ended September 30, 2000. The decrease in research and development expenses resulted from the reorganization of the research and development department in an effort to maximize the efficiency of its operation.

          Non-Cash Compensation Expense -- Non-cash compensation expense was $0 in the nine months ended September 30, 1999 and $503,676 in the nine months ended September 30, 2000. The non-cash compensation expense recorded in the nine months ended September 30, 2000 resulted from options and warrants issued.

          OTHER EXPENSE, NET

          Other expense was $956,893 in the nine months ended September 30, 1999 and $1,590,673 in the nine months ended September 30, 2000, representing an increase of $633,780, or 66%. The increase is due primarily to interest expense and the write-off of a stockholder receivable from $390,000 to $0.

          LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS

          We incurred losses attributable to common stockholders of $2,320,017 and $9,254,252 during the nine months ended September 30, 1999 and 2000, respectively. The $6,934,235 increase in the loss attributable to common stockholders was due primarily to increased selling, general and administrative expenses, the non-cash compensation expense discussed above, increased interest expense, the write-off of a $390,000 stockholder receivable and a $5,449,956 increase in dividends related to convertible preferred stock. We have continued to incur losses subsequent to September 30, 2000 and, as a result, have experienced an increase in accumulated deficit. We believe that we will continue to incur losses for a period of time.

     LIQUIDITY AND CAPITAL RESOURCES

          On August 9, 2000, we consummated our initial public offering for 1,800,000 shares of common stock (the "IPO"). The Company received gross proceeds of $11.7 million and, after deducting the underwriting discounts and commissions and the offering expenses, net proceeds of approximately $9.86 million. The Company has also registered 270,000 shares of common stock pursuant to the same registration statement as part of an over-allotment option granted to the underwriters. The underwriters had 30 days from the effective date of the registration statement, or until September 1, 2000, to exercise the over-allotment option, but did not do so. The net offering proceeds have been and will be used for funding the production and installation of our products and services, the repayment of a substantial portion of our outstanding indebtedness and related accrued interest, the payment of cash dividends on our Series A and Series C convertible preferred stock, our advertising and promotional expenses, additional research and development to improve our existing products and services and to develop our future products and services, and general corporate purposes and working capital.

          As of September 30, 2000, we had cash of $5,427,460 and working capital of $4,712,819 compared to cash of $113,252 and a working capital deficit of $2,650,616 at December 31, 1999. The increases in cash and working capital were the result of cash provided by the IPO, net of cash being used in operations, investment in RSi BRE, increases in inventories and decreases in deferred offering and financing costs. These uses of cash were offset, in part, by the proceeds from our Series C convertible preferred stock offering and the proceeds from the issuance of promissory notes. Our stockholders' equity improved from a deficit of $23,852 at December 31, 1999 to stockholders' equity of $7,652,722 at September 30, 2000. The improvement in stockholders' equity primarily resulted from proceeds of the IPO, net of the net loss for the nine months ended September 30, 2000. Our accumulated deficit increased from $13,684,041 at December 31, 1999 to $22,938,292 at September 30, 2000. The increase in accumulated deficit resulted primarily from the triggering of a beneficial conversion feature at the time of the IPO and the net loss from operations. We anticipate that our accumulated deficit will continue to increase for a period of time.

          We believe that our current cash on hand and the funds from our long-term equipment financing arrangement will be sufficient to meet our capital expenditures and working capital requirements, including those from our planned expansion, for at least the next twelve months. However, we may need to raise additional funds to support more rapid expansion, respond to competitive pressures, invest in our new technology offerings and other product offerings or respond to unanticipated requirements. We cannot assure you that additional financing will be available to us in amounts or on terms acceptable to us. If sufficient funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of additional product development opportunities, develop or enhance our products or services, or otherwise respond to competitive pressures could be significantly limited.

          Our net cash used in operating activities for the nine months ended September 30, 2000 was $2,217,450. Cash used in operating activities was primarily attributable to a net loss of $3,650,321, excluding non-cash compensation expense of $503,676. Our net cash used in operating activities for the nine months ended September 30, 1999 was $527,271. Cash used in operating activities was primarily attributed to increases in inventory and offset by increases in accrued liabilities.

          Our primary investing activities have historically consisted of expenditures relating to our revenue sharing program and for property and equipment. Net cash used in investing activities was $1,868,620 and $972,794 in the nine months ended September 30, 1999 and 2000, respectively. Investing activities for the nine months ended September 30, 2000 consisted of an increase of refreshment centers placed in service, purchases of property and equipment and additional investments in RSi BRE. Investing activities for the nine months ended September 30, 1999 consisted of additions to refreshment centers in service and purchases of property and equipment. We expect our investing activity to continue to increase in the fourth quarter of 2000 due to an increased placement of our products under our revenue sharing program. Additionally, we anticipate that we will experience an increase in our capital expenditures and lease commitments for property and equipment consistent with anticipated growth in operations, infrastructure and personnel.

          Our financing activities provided $8,504,452 of cash for the nine months ended September 30, 2000 compared to $2,500,697 for the nine months ended September 30, 1999. For the nine months ended September 30, 2000, cash provided from financing activities consisted of $2,164,169 from borrowings, $685,831 received from the sale of preferred stock and warrants and $9,217,231 received from the IPO. For the nine months ended September 30, 1999, cash provided from financing activities consisted of $504,806 received from the sale of notes payable to officers and stockholders and $2,391,755 received from the sale of preferred stock and warrants.

          As of September 30, 2000, our debt, secured by our assets, consisted of $120,000 in notes issued in a 1996 private debt offering, $127,500 in notes issued in a 1997 private debt/equity offering, a $100,000 note payable to an individual and $67,795 in notes issued in a 2000 private debt/equity offering. As of September 30, 2000, our unsecured debt consisted of $7,468 in notes payable to a bank and secured by vehicles, a $6,062 note due to an individual and $60,007 of capital lease obligations. As of September 30, 2000, we paid off a significant portion of our debt obligations.

          With respect to our material commitments, we have entered into operating leases for our facilities and equipment and have entered into employment agreements with certain officers and key employees. We operate our facilities and equipment under non-cancelable operating leases with future minimum rental payments of $132,886, $119,836 and $104,030 for the years ending December 31, 2000, 2001 and 2002, respectively. The future minimum lease payments on capitalized leases are calculated to be $35,728, $35,728 and $27,776 for the years ending December 31, 2000, 2001 and 2002, respectively. Under our current agreements with our officers and key employees, we will pay base salaries of $829,592, $951,500 and $192,500 for the years ending December 31, 2000, 2001 and 2002, respectively. The decrease in base salaries for the year ended December 31, 2002 relates to the expiration of a substantial number of our current agreements with our officers and key employees during such period. In addition, the Company intends to hire an executive vice president of sales and marketing at an anticipated annual base salary of $120,000.

     QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

          Our products require a limited amount of assembly at our facility in the United States. We purchase refrigerators from suppliers in Mexico, Italy and China on a purchase order basis in U.S. Dollars. All other components for our products are purchased from suppliers based in the United States. Our products are primarily marketed in the United States, the Bahamas and Brazil, and we intend to further expand our marketing to the international lodging market and to other industries domestically and internationally. As a result, our financial results could be affected by weak economic conditions in foreign markets. Because all of our revenues will be denominated in U.S. Dollars, a strengthening of the dollar could make our products less competitive in foreign markets.

          As we expand operations internationally, we will continue to evaluate our foreign currency exposures and risks and develop appropriate hedging or other strategies to manage those risks. We have not revised our current business practices to conform to Europe's conversion to the Euro.